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                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. 1)*

                            News Communications, Inc.
---------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    652484601
                   -----------------------------------
                                 (CUSIP Number)

                              Paul J. Pollock, Esq.
                             Piper & Marbury L.L.P.
                           1251 Avenue of the Americas
                          New York, New York 10020-1104
                                 (212) 835-6280
---------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                  July 28, 1999
                --------------------------------------------
           (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                            (Page 1 of 7 pages)


-----------------
      1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         SEC 1746 (12-91)

                                                          SCHEDULE 13D

CUSIP No.  652484601                                   Page 2 of 7 Pages
---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Wilbur L. Ross, Jr.
---------------------------------------------------------------------------
---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |X|
                                                                    (b) |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
---------------------------------------------------------------------------
---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)    |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER
                              1
 NUMBER OF             558,102

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY             0
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING                    1
   PERSON              558,102
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER

                       0
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2
           558,102
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW  (11)  EXCLUDES  CERTAIN
     SHARES*    |X|2


---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.2%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

           IN
---------------------------------------------------------------------------

1  Includes   66,667  shares  that  may  be  acquired  upon  conversion  of  $10
   Convertible Preferred Stock and 121,667 shares that may be acquired upon the exercise of stock options.

2 Excludes 4,065,861 shares owned by other parties to a certain stockholders' agreement of which the partnership disclaims beneficial ownership. See Item 6 for a description of the stockholders' agreement.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1--7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

      Item 1.Security and Issuer.

           This statement relates to the common stock, $.01 par value, of News Communications, Inc., a Nevada corporation. The address of News Communications' principal executive office is 174-15 Horace Harding Expressway, Fresh Meadows, New York 11365.


      Item 2.Identity and Background.

           (a)  This  statement  is being filed on behalf of Wilbur
L. Ross, Jr.

           (b) Mr. Ross' business address is 1251 Avenue of the Americas, New York, NY 10020.

           (c) Mr. Ross is the Executive Managing Director of Rothschild, Inc., a Managing Member of the Rothschild Recovery Fund L.P. and a partner of Arrow Investments Limited Partnership.

           (d-e)During the last five years, Mr. Ross has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


      Item 3.Source and Amount of Funds or Other Consideration.

           Purchases by Mr. Ross were made with personal funds.


      Item 4.Purpose of Transaction.

           All securities reported hereunder have been acquired by Mr. Ross in order to obtain an equity position in the Issuer for investment purposes. Depending upon market conditions and other factors that Mr. Ross may deem material to his investment decisions, he may acquire additional securities of the Issuer in the open market, in private transactions or by any other permissible means, although, except for the Subscription Agreement described in
Item 6, he has no present intention to do so.

           None of the purchases by Mr. Ross were made for the purposes of acquiring control of the Issuer. However, under the terms of the Stockholders' Agreement described in Item 6, Mr. Ross has agreed to vote his shares so as to elect nominees constituting the entire Board of Directors for as long as Steven Farbman ("Farbman") is the President and Chief Executive Officer of the Issuer and, in certain circumstances, has agreed to sell his shares or cause the sale of Farbman's shares in an agreed upon manner which may, in the future, result in a change in control of the Issuer.

           By virtue of the ownership of the Stockholders identified in Item 6, Mr. Ross and the other Stockholders will control the election of all of the members of the Board of Directors of the Issuer. See Item 6. Except as set forth above, Mr. Ross has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.


      Item 5.Interest in Securities of the Issuer.

           (a-b) As of August 1, 1999, Mr. Ross beneficially owned 558,102 shares, or 8.2%, of the Issuer's common stock outstanding based on the number of shares outstanding as reported in the Issuer's Form 10-QSB for the quarter ended May 31, 1999 plus 250,000 shares of common stock issued to Farbman on July 28, 1999. Mr. Ross has sole voting and dispositive power over all 558,102 shares (including options to purchase 121,667 shares of common stock and 66,667 shares of common stock issuable upon conversion of shares of $10 Convertible Preferred Stock).

     By virtue of having entered into the Stockholders' Agreement, Mr. Ross may be deemed under Rule 13d-3 and Rule 13d-5 promulgated under the Exchange Act to be a member of a group with the Stockholders described in Item 6. However, under the Stockholders' Agreement, Mr. Ross retain sole voting power with respect to such shares. Accordingly, pursuant to Rule 13d-4 promulgated under the Exchange Act, Mr. Ross expressly disclaims beneficial ownership of the shares beneficially owned by the other Stockholders and that the filing of this Statement on Schedule 13D shall not be construed as an admission that Mr. Ross is the beneficial owner, under Section 13(d) or 13(g) of the Exchange Act, of the shares beneficially owned by the other Stockholders.

           (c) Mr. Ross has not effected any other transaction in shares of News Communications' common stock during the past 60 days, although pursuant to the Subscription Agreement, he has committed to purchase shares of the Issuer's Common Stock on January 31, 1999 if requested by the Issuer. See Item 6.

           (d) Not applicable.

           (e)  Not applicable


      Item 6.Contracts,    Arrangements,    Understandings    or
             Relationships  With  Respect  to  Securities  of  the
             Issuer.

           On July 28, 1999, Mr. Ross entered into a certain Stockholders' Agreement (the "Stockholders' Agreement") by and among the Issuer, Jerry Finkelstein, the Finkelstein Foundation, Inc. and Shirley Finkelstein (collectively, the "Finkelstein Group"); Mr. Ross; Melvyn I. Weiss and M&B Weiss Family Partnership (the "Weiss Group"); J. Morton Davis, D.H. Blair Investment Banking Corp., Rivkalex Corporation and Rosalind Davidowitz (collectively, the "Davis Group"); and Farbman (each member of the Finkelstein Group, Ross, the Davis Group and the Weiss Group and Farbman, individually, a "Stockholder" and collectively the "Stockholders"). The Stockholders' Agreement is listed as
Exhibit 1 to Item 7 and the terms thereof are incorporated herein by reference.

           Under the terms of the Stockholders' Agreement, for so long as Farbman is President and Chief Executive Officer of the Issuer, the Stockholders have agreed to act to reduce the size of the Issuer's Board of Directors to, and to maintain the size of the Board at, 9 members. The Stockholders have also agreed to vote their Shares so as to elect as directors of the Issuer (i)
Finkelstein;  (ii)  two  persons  designated  by Mr.  Ross,  one of  whom  shall initially be Mr. Ross and the other of whom shall initially be Robert Nederlander; (iii) three persons designated by Farbman, one of whom shall be Farbman, one of whom shall initially be Steven Price and one of whom shall initially be Michael Schenkler; (iv) one person to be designated by the Weiss Group who shall initially be Gary Weiss; (v) one person to be designated by the Davis Group who shall initially be Martin A. Bell; and (vi) one person to be designated by the Davis Group, the Weiss Group and the Finkelstein Group acting jointly who shall initially be Martin Mendelson. As a result of the Stockholders' Agreement and the collective ownership by the Stockholders of more than 66% of the Issuer's Common Stock, upon the receipt of resignations from the existing Board members who are not being designated for election as directors of the Issuer as described above, the Stockholders will control the election of the members of the entire Board of Directors.

           In addition, the Stockholders' Agreement provides for the disposition of shares of the Issuer's Common Stock under certain circumstances in a specified manner. Mr. Ross, individually or with any other Stockholder, may not sell, other than in open market transactions, 20% or more of the Issuer's common stock on a fully diluted basis unless the shares are first offered to Farbman. Conversely, subject to Farbman's first refusal right, if Mr. Ross or any other Stockholders seek to sell shares representing 50% or more of the Issuer's outstanding common stock on a fully diluted basis, such Stockholders may force Farbman to sell some or all of his shares in the disposition.

     Finally, pursuant to a subscription agreement dated July 28, 1999 by and among the Issuer and Messrs. Weiss, Ross and Davis, Messrs. Weiss, Ross and Davis have agreed to purchase 445,671, 129,400 and 1,493,625 shares of the Issuer's common stock, respectively, at a purchase price of $1.75 per share, on January 31, 2000, at the request of the Issuer. The proceeds from the sale of the shares will be used to repay the $2,500,000 principal amount of indebtedness of Dan's Papers, a subsidiary of the Issuer, to D.H. Blair Investment Banking Corp., of which Mr. Davis is a director and the sole stockholder, and originally to Rothschild Recovery Fund L.P., of which Mr. Ross is the Managing Member. The Subscription Agreement is listed as Exhibit 2 to Item 7 and the terms thereof are incorporated herein by reference.

           Except as set forth above in this Item 6, Mr. Ross has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

           The foregoing description of each of the agreements incorporated by reference into this Item 6 are qualified by reference to the actual agreement attached as an exhibit to this Schedule.

      Item 7.Material to be Filed as Exhibits.

           The following are filed herewith as Exhibits:

           Exhibit             Description

           1 Stockholders' Agreement dated July 28, 1999 by and among News Communications, Inc., Jerry Finkelstein, The Finkelstein Foundation, Inc., Shirley Finkelstein, Wilbur L. Ross, Jr., Melvyn I. Weiss, M&B Weiss Family
                     Partnership,   J.  Morton  Davis,  D.H.  Blair
                     Investment Banking Corp., Rivkalex Corporation, Rosalind Davidowitz, and Steven Farbman. (1)

           2 Subscription Agreement dated July 28, 1999 by and among News Communications, Inc., Melvyn
                     I.  Weiss,  Wilbur L. Ross,  Jr. and J. Morton
                     Davis. (1)
      --------------------------------

      (1) Incorporated by reference from the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 9, 1999.

                                    SIGNATURE

           After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

      Dated:  August , 1999



                                    /s/ Wilbur L. Ross, Jr.
                                    Wilbur L. Ross, Jr.